Exhibit 23.1

Consent of Independent Auditors

Computer Associates Savings Harvest Plan Committee
Computer Associates Savings Harvest Plan:

We consent to the incorporation by reference in the registration statements (Nos. 333-108665, 333-100896, 333-88916, 333-32942, 333-31284, 333-83147, 333-80883, 333-79727, 333-62055, 333-19071, 333-04801, 33-64377, 33-53915, 33-53572, 33-34607, 33-18322, and 33-20797) on Form S-8 of Computer Associates Savings Harvest Plan of Computer Associates International, Inc. of our report dated September 10, 2003, with respect to the statements of assets available for benefits as of March 30, 2003 and 2002, and the related statements of changes in assets available for benefits for the years ended March 30, 2003 and 2002, and the related supplemental schedule of assets (held at end of year), which report appears in the March 30, 2003 annual report on Form 11-K of Computer Associates Savings Harvest Plan.

/s/ KPMG, LLP

New York, New York
September 24, 2003